[WASHINGTON BANKING COMPANY LETTERHEAD]

April 28, 2009

VIA EDGAR

U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-4561

Re:	Washington Banking Company Registration Statement on Form S-3 Filed February 18, 2009 File No. 333-175377 Withdrawal of Request for Acceleration

Dear U.S. Securities and Exchange Commission (the “Commission”):

     On April 24, 2009, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Washington Banking Company (the “Company”) requested that the effective date of the above described registration statement be accelerated so that the registration statement would become effective on Wednesday, April 29, 2009, at 4:00pm eastern time or as soon thereafter as practicable.

     The Company hereby withdraws the request for acceleration of effectiveness.

     Please contact Andrew Ognall at 503-221-2207, counsel to the Company, with any questions.

Sincerely, /s/ Shelly L. Angus Shelly L. Angus Senior Vice President Corporate Secretary

30161498.01